Bionomics Limited

12 November 2008

SEC
Mail Processing
Section

NOV 21 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

[redacted]

08005998

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

PROCESSED
DEC 01 2008
THOMSON REUTERS

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Bionomics Limited

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 12-Nov-2008

Title: Open Briefing®. Bionomics. CEO on Recent Developments

Record of interview:

corporatefile.com.au
Bionomics Limited (ASX: BNO) at its AGM last week announced the addition of Austin Health Melbourne, as a fourth clinical centre to participate in the final stage of the ongoing clinical trial of Bionomics' anti-cancer drug BNC105. What was the strategic rationale behind the addition of the fourth centre in the trial?

CEO & MD Deborah Rathjen
We have always planned to bring Austin Health on board as a fourth clinical centre as we increased the trial dosages to levels that are likely to have an effect on the tumours. In the final stages of the trial we need to recruit a number of patients at a dose level likely to be the one selected for a Phase II trial. The participation of the fourth centre in the later stage of the trial will allow us to proactively manage patient recruitment and complete the trial as efficiently as possible. We have seen some very encouraging preliminary data and are looking forward to moving BNC105 into Phase II quickly.

corporatefile.com.au
You mentioned that Bionomics has started to plan for Phase II development of BNC105. Can you explain what this has entailed?

CEO & MD Deborah Rathjen
Our planning has involved a series of consultations with key clinical groups in the US, as well as clinicians engaged in our current clinical trial. It has been an ongoing consultation process over the past several months where we have reviewed the clinical needs in relation to particular types of cancers, focusing on solid tumours because of BNC105's mechanism of action. The next phase in the development of BNC105 will involve more focus on one or two

particular tumour types. We have prioritised a number of potential indications where trials could be conducted to demonstrate the effectiveness of BNC105 as an anti-cancer agent as well as its competitive advantages relative to other vascular disrupting agents in development. We are still in the process of planning, taking into account the data from the current trial, our pre-clinical animal data as well as the market opportunities for BNC105. We are undertaking this planning because we would like BNC105 to enter Phase II trials as soon as possible since it is a key point of value inflection.

corporatefile.com.au
Besides the recently announced partnership with Merck Serono, you have partnered with the Cancer Therapeutics Cooperative Research Centre (CTx) to further develop your oncology portfolio including BNO69 inhibitors for treatment of breast cancer. Can you provide us with an overview of these partnerships?

CEO & MD Deborah Rathjen
One of our key objectives in 2008 was to achieve a major partnership for our Kv1.3 program. We were successful in achieving this objective through our partnership with Merck Serono announced in June. Kv1.3 blockers have the potential to be used in the treatment of multiple sclerosis and other autoimmune diseases. Under our research agreement and licensing deal with Merck Serono, we received an upfront payment of US$2 million and will receive dedicated research funding for all activities plus milestone payments up to $47 million for each compound selected by Merck Serono, noting that Merck Serono intends to select an undisclosed number of compounds during the research collaboration.

Our relationship with CTx is a collaboration in which both parties are pooling technologies to generate high value drug candidates. Bionomics is a shareholder in CTx which has attracted significant Federal Government funding. We are pleased with this relationship as it has enabled us to reactivate a very exciting project which we had put on hold due to other competing resource priorities. BNO69 is a target for angiogenesis and appears to have a complementary effect to BNC105, a vascular disruptive agent. We are delighted to work in collaboration with CTx and employ our chemistry to develop a BNO69 inhibitor as a high value drug candidate for the treatment of breast cancer.

Note: Dr Peter Jonson, Chairman of Bionomics, is also the Chairman of the Cooperative Research Centre (CRC) Grants Committee. He does not participate in Bionomics' Board discussion of the CRC or CRC discussions pertaining to the CRC for Cancer Therapeutics (CTx).

corporatefile.com.au
You have indicated that one of your priorities for 2009 is to start the first clinical trial of BNC210. What further steps must be taken before the trial can commence and what are the partnering prospects for this compound?

CEO & MD Deborah Rathjen
Many of the properties of BNC210 address the issues or deficiencies of current anti-anxiety drugs. For example, Valium can cause memory loss, sedation and reduce motor co-ordination and is addictive when used for long periods of

time. Prozac takes a longer amount of time to exert its anti-anxiety effects. In contrast, our animal model investigations suggest that BNC210 is free of the side effects of Valium and in contrast to Prozac is rapidly acting. Our Investigational New Drug application (IND) enabling studies conducted over this year to US Food and Drug Administration (FDA) standards are close to completion and we expect to submit the regulatory documentation in the first quarter of next year.

We have an innovative Phase I study planned and have an active business development strategy around BNC210 with the aim of partnering the program once the Phase I study data are available. We are confident the partnership prospects for BNC210 are very promising.

corporatefile.com.au
With BNC105 soon to enter Phase II trials and BNC210 progressing to clinical trials, can you comment on Bionomics' current pipeline of early stage drug candidates?

CEO & MD Deborah Rathjen
In this current market environment, we are focusing our resources on assets that will create greatest value for our shareholders. Our key focus moving into 2009 is on accelerating BNC105 into Phase II, BNC210 into Phase I and into a partnership. We are also focussed on the deliverables of our Merck Serono partnership.

With the BNO69 project advancing through our relationship with CTx, we made the decision in mid-2007 to keep some of our assets on hold, for example our epilepsy program, until we could resource them appropriately. When the opportunity arises and resources allow, we will move these programs forward.

corporatefile.com.au
Thank you Deborah.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Dr Deborah Rathjen on (08) 8354 6101.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

END